June 17, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:   Damon Colbert

Re:	People's Liberation, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009 File No. 000-16075

Ladies and Gentlemen:

        On behalf of People’s Liberation, Inc. (the “Company”), in my capacity as Chief Financial Officer of the Company, I hereby provide the following acknowledgement in reply to the Staff’s comment letter, dated June 4, 2009 (the “Comment Letter”).

        The Company acknowledges that:

o	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the above has been responsive to the Staff’s comments. If you have any questions or require any additional information or documents, please telephone me at (213) 745-2123.

Very truly yours, PEOPLE'S LIBERATION, INC. /s/ Darryn Barber Darryn Barber, Chief Financial Officer

cc:   Jonathan Friedman

       PEOPLE’S LIBERATION, INC.
1212 S. FLOWER STREET, 5TH FLOOR
LOS ANGELES, CA 90015